PE 12/18/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

DIVISION OF
CORPORATION FINANCE

15008669

January 20, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 1-20-16

Erik R. Tavzel
Cravath, Swaine & Moore LLP
etavzel@cravath.com

Re: Lazard Ltd
Incoming letter dated December 18, 2015

Dear Mr. Tavzel:

This is in response to your letter dated December 18, 2015 concerning the shareholder proposal submitted to Lazard by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 12, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

January 20, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lazard Ltd
Incoming letter dated December 18, 2015

The proposal requests that the board adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service.

We are unable to concur in your view that Lazard may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Lazard may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Lazard may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Lazard may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER
(212) 474-1796

WRITER'S EMAIL ADDRESS

December 18, 2015

<u>Lazard Ltd</u>
<u>AFL-CIO Shareholder Proposal</u>

This letter is submitted on behalf of our client, Lazard Ltd (the "Company"), to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual General Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2016 Proxy Materials. The Company has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders of Lazard Ltd. [*sic*] (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").
>
> For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.
>
> This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

A copy of the Proposal and the accompanying supporting statement (the "Supporting Statement") is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

I. The Company may exclude the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if it pertains to "a matter relating to the company's ordinary business operations." The term "ordinary business" refers "to matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-400818 (May 21, 1998) (the "1998 Release"). According to the 1998 Release, the general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal attempts to "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* the 1998 Release.

In Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), the Staff reaffirmed its view that certain proposals relating to equity compensation plans may be properly excluded in reliance on Rule 14a-8(i)(7), as such proposals may relate to a company's ordinary business matters. The Staff stated in SLB 14A that "[s]ince 1992, we have applied a bright-line analysis to proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7) . . ." Under this analysis, a company may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7) but may not exclude proposals that concern *only* senior executive and director compensation. SLB 14A.

The Proposal focuses on equity compensation plans that may be used to compensate the Company's senior professionals and thus is not a proposal that concerns *only* senior executive and director compensation. The Proposal requests the Company's board of directors (the "Board") to "adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service." The term "senior executives" is undefined, however, in the Proposal (unlike the terms "equity-based awards" and "government service", each of which is clearly defined). Because the term "senior executives" is undefined, the Supporting Statement must be examined to understand the term's intended meaning. The Supporting Statement references a specific former senior professional (a managing director) of the Company as an example of a "senior executive" of the Company whose equity-based awards vested due to his voluntary resignation to enter government service. This senior professional, however, was neither an "executive officer" of the Company as defined in Rule 3b-7 of the Securities Exchange Act of 1934 (the "Exchange Act") nor an "officer" of the Company as defined in Rule 16a-f(1) of the Exchange Act.

The Proposal, when read together with the Supporting Statement, clearly indicates that the term "senior executives" is intended to apply to a far broader group of employees than the Company's "officers" (as defined in Rule 16a-f(1) of the Exchange Act) or the Company's "executive officers" (as defined in Rule 3b-7 of the Exchange Act). The Proposal is intended to capture an undefined group of the Company's senior professionals (i.e., members of the Company's *general workforce*), including its managing directors, of which the Company has approximately 250 as of the date of this letter. Accordingly, the Company should be permitted to exclude the Proposal. *See Bank of America Corporation* (January 31, 2012) (concurring in the exclusion of a proposal that related to compensation of the company's 100 top earning executives).

In addition, the Proposal seeks to usurp an ordinary function of the Board and management by requesting that the Board adopt a policy applicable to all of the Company's senior professionals. The Proposal attempts to "micro-manage" the Company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* the 1998 Release. The Company invests in, and relies solely on, its human and intellectual capital. Appropriately compensating the senior professionals in the Company' general workforce, including the Company's approximately 250 managing directors, is a fundamental aspect of the Board's and management's business planning and decision-making with respect to the day-to-day operations of the Company. It is impracticable for the Company's shareholders to make an informed judgment at a shareholder meeting regarding the Company's investment of its resources without the necessary detail that is required to make such a complex decision. The Proposal thus interferes with the ordinary business operations of the Company and involves matters that are most appropriately left to the Company's management and the Board (and not to direct shareholder oversight).

II. The Company may exclude the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal if it or the supporting statement "is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting material." In Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), the Staff elaborated that a proposal may be properly excluded in reliance on Rule 14a-8(i)(3) if the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Staff also stated in SLB 14B that a proposal may be properly excluded if "the company can demonstrate objectively that a factual statement is materially false or misleading."

A. The Proposal is Inherently Vague and Indefinite.

The Proposal is so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires because the Proposal requests the Board to adopt a policy prohibiting the vesting (under certain circumstances) of equity-based awards for a vague and indefinite group of the Company's "senior executives." The Staff has consistently concurred that a shareholder proposal may be properly excluded where the meaning and application of terms or standards under the proposal may be subject to differing interpretations. *See Verizon Communication* (February 21, 2008) and *Berkshire Hathaway* (March 2, 2007).

As previously described, the term "senior executives" is undefined in the Proposal, and thus the Supporting Statement must be examined to understand the term's intended meaning. The Supporting Statement references a specific former senior professional (a managing director) of the Company as an example of a "senior executive" of the Company whose equity-based awards vested due to his voluntary resignation to enter government service and, as previously demonstrated, the Supporting Statement's reference to this senior professional indicates that the term "senior executives" in the Proposal is intended to capture an undefined group of the Company's senior professionals, including its managing directors, which is a far broader group of the

Company's employees than the Company's "officers" (as defined in Rule 16a-f(1) of the Exchange Act) and the Company's "executive officers" (as defined in Rule 3b-7 of the Exchange Act). While it is clear from the Proposal and the Supporting Statement that the term "senior executives" is intended to apply to a subset of employees encompassing at least the Company's senior professionals (i.e., members of the Company's "general workforce"), the extent and identity of this group is not clear from the Proposal and Supporting Statement. The meaning of the term "senior executives" is therefore subject to differing interpretations and neither the stockholders voting on the Proposal, nor the Company implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. At best, all references to this specific former senior professional are irrelevant to the consideration of the subject matter of the Proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the precise matter on which he or she is being asked to vote and, at worst, all references to this specific former senior professional are materially misleading. *See* SLB 14B.

B. The Proposal is Materially False and Misleading.

The Proposal is materially false and misleading because it implies certain employees of the Company are entitled to the automatic vesting of their equity awards upon voluntarily resignation of employment from the Company to pursue a career in government service. The Supporting Statement states that:

> "Our Company's 2008 Incentive Compensation Plan gives the Compensation Committee complete discretion to accelerate the vesting of equity-based awards of executives after their voluntary resignation of employment from the Company to pursue a career in government service. *In other words, our Company gives a 'golden parachute' for entering government service.*" (emphasis added).

The Supporting Statement correctly states that the Company's 2008 Incentive Compensation Plan (the "Plan") gives the Company's Compensation Committee discretion to accelerate the vesting of equity-based awards. Pursuant to Section 2(a)(vii) of the Plan, the Compensation Committee has the authority, subject to the terms of the Plan, "to accelerate the vesting or exercisability of, payment for or lapse of restriction on, Awards." Nowhere does the Plan provide for the automatic vesting of equity-based awards upon voluntary resignation of employment from the Company to pursue a career in government service. Thus, the Supporting Statement's assertion that "[i]n other words, our Company gives a 'golden parachute' for entering government service" is materially false and misleading because it falsely equates the Compensation Committee's discretion to accelerate the vesting of equity-based awards with a categorical entitlement of the holders of such equity-based awards to automatic vesting upon voluntary resignation from the Company to enter government service. It is materially false and misleading to imply that the holders of the Company's equity-based awards are entitled to "golden parachutes" for entering government service insofar as discretion involves a determination by the Compensation Committee dependent on the unique facts and circumstances of every situation.

It is likewise materially false and misleading to imply that the specific former senior professional referenced in the Supporting Statement was entitled to the acceleration of his equity-based awards upon his resignation to enter government service. This senior professional's equity-based awards were vested at the discretion of the Compensation Committee as a result of the Compensation Committee's careful consideration of the senior professional's individual circumstances.

CONCLUSION

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's 2016 Proxy Materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2016 Proxy Materials, please contact me at (212) 474-1796. I would appreciate if you would send your response by facsimile to me at (212) 474-3700 as well as to the Company to the attention of Scott D. Hoffman, General Counsel and Corporate Secretary, at (212) 332-5972.

Very truly yours,

Erik R. Tavzel

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

Copies w/encls. to:

Heather Slavkin Corzo, Director
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, NW
Washington, D.C. 20006

Scott D. Hoffman, Esq.
General Counsel
Lazard Ltd
30 Rockefeller Plaza
New York, New York 10112

VIA EMAIL AND FEDEX

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www aflcio.org

November 16, 2015

Lazard Ltd
Office of the Secretary
30 Rockefeller Plaza
New York, New York 10112

Dear Office of the Secretary:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2015 proxy statement of Lazard Ltd (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2016 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 102 shares of voting Class A common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-637-5318 or hslavkin@aflcio.org.

Sincerely,

HSC

Heather Slavkin Corzo, Director
Office of Investment

HSC/sdw
opeiu #2, afl-cio

RESOLVED: Shareholders of Lazard Ltd. (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT:

Our Company's 2008 Incentive Compensation Plan gives the Compensation Committee complete discretion to accelerate the vesting of equity-based awards of executives after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, our Company gives a "golden parachute" for entering government service. For example, Antonio Weiss, our Company's former Global Head of Investment Banking, received the acceleration of equity awards valued at between $6 million and $30 million when he resigned to join the federal government as Counselor to the Treasury Secretary in 2014.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's equity incentive compensation plan's award gives directors discretion to provide for the vesting of equity awards for executives who voluntarily resign to pursue a government service career (subject to certain conditions).

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives?

For these reasons, we urge shareholders to vote FOR this proposal.

30 North LaSalle Street
Chicago, Illinois 60602
Fax: 312/267-0775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 16, 2015

Lazard Ltd
Office of the Secretary
30 Rockefeller Plaza
New York, New York 10112

Dear Office of the Secretary:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 102 shares of Class A common stock (the "Shares") of Lazard Ltd beneficially owned by the AFL-CIO Reserve Fund as of November 16, 2015. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 16, 2015. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment